Exhibit 99.4

Algonquin Power & Utilities Corp. Announces Second Quarter 2012 Financial Results

OAKVILLE, ON, Aug. 9, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN), today announced financial results for the second quarter ended June 30, 2012.

Financial Highlights:

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For the second quarter of 2012, revenue was $65.4 million as compared to $66.8 million in the second quarter of 2011. The decrease in revenue over the same period in 2011 is primarily the result of lower hydrology at Algonquin Power Co.’s (“APCo”) hydro facilities, the impact of challenging market conditions at APCo’s Windsor Locks co-generation facility, lower electricity sales from Liberty Utilities (West), and the Sanger co-generation facility being off-line for planned major maintenance. For the first six months of 2012, APUC generated revenue of $129.8 million as compared to $138.5 million in the first six months of 2011.

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Adjusted EBITDA was $24.9 million in the second quarter of 2012 as compared to $28.2 million in the second quarter of 2011. The decrease in adjusted EBITDA is primarily related to lower results from operations as a result of lower hydrology in APCo’s renewable energy division and reduced energy sales at APCo’s Windsor Locks facility. APUC generated adjusted EBITDA of $48.1 million for the first six months of 2012 as compared to $55.1 million for the first six months of 2011.

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APUC reported adjusted net earnings of $6.9 million or $0.05 per share in the second quarter of 2012 as compared to adjusted net earnings of $8.2 million or $0.07 per share in the second quarter of 2012. For the first six months of 2012, APUC reported adjusted net earnings of $12.4 million or $0.09 per share as compared to $13.5 million or $0.13 per share for the first six months of 2011.

Performance, Operational, and Growth Highlights:

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In the second quarter of 2012, APCo’s Manitoba, Saskatchewan, Western and Maritimes regions experienced resources slightly higher than long-term averages resources, with production between 2%-8% above expected production based on long-term average resources, while the Quebec region production was consistent with long-term averages resources. The production within Ontario, New England, and New York regions was approximately 13%-34% below expected production based on long-term average resources.

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During the second quarter, the rate regulated water businesses owned by Liberty Utilities Co. (“Liberty Utilities”) experienced revenue increases in both its water distribution and wastewater treatment business of 2% and 7% respectively. The increases are primarily due to increased residential consumption and the inclusion of operating results from the acquisition of certain utilities in Missouri.

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Also during the second quarter, revenue from net energy sales generated by Liberty Utilities’ California electric utility totalled U.S. $6.1 million as compared to U.S. $6.9 million in the same period of 2011. The decrease in revenue is primarily a result of lower customer energy consumption.

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On May 31, 2012, APCo successfully negotiated an increase to its available credit under its banking facility from $120 million to $155 million. The increased facility will be sufficient to fund the requirements and working capital needs associated with APCo’s planned capital commitments for 2012.

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During the second quarter, Liberty Utilities received commitments for a U.S. $225 million private placement debt financing. The notes are senior unsecured notes with an average life maturity of over ten years and a weighted average coupon of 4.38%. The notes have been assigned a rating of “BBB high” by DBRS Limited. The financing closed subsequent to the quarter with the proceeds used to partially fund the New Hampshire and Midwest Gas Utilities acquisitions as noted below.

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On July 1, 2012, APCo completed the acquisition of a 51% interest in the 50 MW Sandy Ridge Wind Project (“Sandy Ridge”), from Gamesa Corporación Tecnológica, S.A. (“Gamesa”) in the United States. Total consideration paid for the acquisition of the interest in Sandy Ridge is approximately U.S. $29.7 million. The interest in Sandy Ridge is being acquired through a partnership whose members include APCo’s subsidiary (holding a 51% controlling interest) and Gamesa (holding a 49% interest).

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Subsequent to the end of the quarter, Liberty Utilities completed the acquisition of all issued and outstanding shares of Granite State and EnergyNorth, both from National Grid, for consideration of U.S. $285.0 million plus working capital and other closing adjustments for a total purchase price of U.S. $293.6 million.

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On August 1, 2012, Liberty Utilities completed its acquisitions of regulated natural gas distribution utility assets located in Missouri, Iowa, and Illinois from Atmos Energy Corporation (“Atmos”) for consideration of U.S. $123.9 million plus working capital and other closing adjustments for a total purchase price of U.S. $128.9 million.

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Subsequent to the end of the quarter, on July 20, 2012, Liberty Utilities entered into an agreement with United Waterworks Inc. to acquire all issued and outstanding shares of a regulated water distribution utility located in Pine Bluff, Arkansas serving approximately 17,300 customers. Total purchase price is approximately U.S. $28.6 million representing a 1.16x premium to expected closing rate base of U.S. $24.6 million and subject to certain working capital and other closing adjustments. Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in 2013.

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On August 8, 2012, Liberty Utilities entered into an agreement with Atmos to acquire the regulated natural gas distribution utility assets (the “Georgia Utility”) serving approximately 64,000 customers located in the State of Georgia. Total purchase price for the Georgia Utility is approximately U.S. $140.7 million representing a 1.1x premium to rate base of U.S. $128.1 million and is subject to certain working capital and other closing adjustments. Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in 2013.

“The second quarter saw continued below average hydrology in the Northeast which impacted our hydro operations, however, the overall impact to our financial results was minimized due to the benefit of our diverse asset base,” commented Chief Executive Officer Ian Robertson. “Commencing in the third quarter, our business has grown significantly in both the utilities and power divisions with Liberty Utilities’ closing the regulated utility acquisitions in New Hampshire and the Mid-West, and the acquisition by APCo of an interest in the 50MW Sandy Ridge Wind Project. Our focus now turns to integrating these acquisitions into our business and delivering on their growth in earnings and cash flow potential.”

APUC’s supplemental information is available on the web site at www.algonquinpowerandutilities.com by using the Quarterly Reports link in the Top Links section of the home page.

APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, August 10, 2012, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:

Date: Friday, August 10, 2012

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-4860 or Local 416-644-3416.

Conference ID#: 4551110

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4551110# from August 10, 2012 until August 24, 2012.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified portfolio of $1.7 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., the company’s regulated distribution utility business, provides regulated water, electricity and natural gas utility services to more than 335,000 customers with a portfolio of 27 distribution utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring certain regulated natural gas and water distribution utility assets in Georgia and Arkansas respectively, which together serve over 80,000 customers. Algonquin Power Co., the company’s electric generation subsidiary, includes 46 renewable energy facilities and 12 thermal energy facilities representing more than 480 MW of installed capacity. Algonquin Power & Utilities Corp. and its operating subsidiaries deliver continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

    For further information:

    Kelly Castledine

    Algonquin Power & Utilities Corp.

    2845 Bristol Circle, Oakville, Ontario, L6H 7H7

    Telephone: (905) 465-4500

    Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 18:13e 09-AUG-12